First Bancshares, Inc.

P.O. Box 777

Mountain Grove, MO  65711

May 5, 2005

Mr. Paul Cline

Senior Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

First Bancshares, Inc. (File Number 000-22842)

Form 10-K for the Year Ended June 30, 2004 and Forms 10-Q for the Fiscal Year 2005

Dear Mr. Cline:

We have received your letter dated April 7, 2005 and the comments contained therein on the Form 10-K for the fiscal year ended June 30, 2004 and Forms 10-Q for the fiscal year 2005.  Our responses to your comments are listed below.

Form 10-K

Management’s Discussion and Analysis

General

1.

In future filings, Management’s Discussion and Analysis will be revised to include a separately titled section to describe the Company’s critical accounting policies as required by Release Nos. 33-8350/34-48960.

Consolidated Financial Statements

General

2.

The General section of the Consolidated Financial Statements of future filings will include disclosures per paragraph 2(e) of SFAS 148.  However, the Company has evaluated the effect on net income and earnings per share and determined the effects are immaterial.  Therefore, a table of a reconciliation between net income and earnings per share as reported and on a pro forma basis will not be presented.  A statement of this fact will be included in the disclosures.

(5)  Loans Receivable Held-for-investment – Page 34

3.

The amount of possible liability of $1,335,000 under the unsecured letters of credit is the total amount for which the letters of credit were written.  This amount is only included in footnote (5) as a supplemental disclosure.  It is not included on the balance sheet as a liability.

The terms of the letters of credit were for one year with an automatically renewable term unless within 30 days of the anniversary date of the individual letters of credit the bank notified the bonding company of its intent not to renew the letter of credit. As is the practice under the Uniform Commercial Code, the bank’s obligation to perform under these letters of credit require that a draft or similar document be presented to the bank on behalf of the company the letter of credit is issued to. In the case of the letter of credit secured by a third party guarantee (see amount below) once the bank has performed fully or partially as to funding on the letter if the borrower is unable to handle the new financial burden then the bank immediately seeks the guarantor’s performance on the obligation.

There is a third party guarantee on $580,000 of the $1,335,000 total.

(7)  Property and Equipment

4.

The investment real estate is primarily commercial rental properties held by the Company and a subsidiary of First Home Savings Bank.  The adjustment to market value was calculated in 1988 at the request of the Office of Thrift Supervision (OTS).  The request was made because the commercial office building was not fully occupied and, at that time, was the only commercial office building in the town.  The OTS requested a valuation based on the income approach rather than a cost approach even though the building was only three years old.  A similar disclosure regarding the nature of the Company’s investment real estate will be included in our future filings.

Form 10-Q for the period ended September 30, 2004

5.

a.   The criteria for full accrual recognition as noted in Paragraph 5 of SFAS 66 were evaluated in connection with the sale of the title insurance business.  The transaction did not meet the initial investment criteria but the recovery of the cost of the property was reasonably assured if the buyer defaults.  Therefore, Paragraph 22 of SFAS 66 was used as the basis for recording the sale under installment sale accounting.

b.

The receivable of $232,000.00 was recorded in the line item, “Loans receivable, held for investment” on the September 30, 2004 Consolidated Statement of Financial Condition.  This receivable was included in the line item “Other assets” on the December 31, 2004 Consolidated Statement of Financial Condition.  It is anticipated that the receivable will be shown in the line item “Other assets” on the March 31, 2005 Consolidated Statement of Financial Condition and future statements.

The terms of the receivable are monthly payments of $1,391.00 based on a 30 year amortization and 5 year balloon at maturity.  The interest rate is 6%.

c.

The cash flows was, and will continue to be, reflected in the line items, “Proceeds from principal payments on notes receivable” in the section “Net cash from investing” on the Consolidated Statement of Cash Flows.

d.

The profit has been and will continue to be recognized in the line item “Gain/(loss) on sale of property and equipment and real estate owned” on the Consolidated Statement of Income.

e.

Not all of the net assets of these operations were sold.  The subsidiary has not been dissolved.

* * * * * * *

If you have any additional questions or need further information, please contact me at (417) 926-5151.

Sincerely,

/s/ Susan J. Uchtman

Susan J. Uchtman

Chief Financial Officer

First Bancshares, Inc.

Cc:  Rebekah Moore, Staff Accountant, Division of Corporate Finance, SEC